FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: January 7, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:      Yes  [ ]           No  [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.          REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

ITEM 2.         DATE OF MATERIAL CHANGE: December 5, 2003

ITEM 3.

            PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated December 5, 2003 to the TSX-VE

ITEM 4.

            SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. announces that drilling is underway at the Lakemount Project where PTM has acquired an option to earn and purchase up to a 62% interest in the Lakemount property from Western Prospector Group Ltd. (WNP-TSX.V) (“Western”) and an underlying property vendor.

ITEM 5.

            FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated December 5, 2003.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)    N/A

ITEM 7.         OMITTED INFORMATION  N/A

ITEM 8.         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

            STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 5th day of December 2003.

Platinum Group Metals Ltd.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

“R. Michael Jones”

R. Michael Jones, President

Lakemount Nickel-Copper-Platinum-Palladium Project Drilling - Wawa, Ontario

Platinum Group Metals Ltd. (PTM-TSX.V) (“PTM”) announces that drilling is underway at the Lakemount Project where PTM has acquired an option to earn and purchase up to a 62% interest in the Lakemount property from Western Prospector Group Ltd. (WNP-TSX.V) (“Western”) and an underlying property vendor.

The initial drill hole drilled by PTM is targeted to test the Hole 11 intercept reported from the 1940s which assayed 1.1% copper, 0.50% nickel, 4.2 g/t palladium, and 1.5 g/t platinum (5.7 g/t Pt+Pd) over 17.4 metres.  This initial hole by PTM has been completed and geologically is generally consistent with the reported log of Hole 11. Assays from PTM’s hole are pending and drilling is continuing. Prior to PTM’s initial program no significant exploration has been conducted on the Lakemount Zone or the remainder of the Sunrise ultramafic intrusion since 1967.

The total initial PTM program including compilation, computer modelling, geophysics, drilling and assaying is budgeted at C$200,000 and includes approximately 1300 meters of drilling.

The Lakemount Property, located 10 kilometres east of Wawa, Ontario along Highway 101, is comprised of two contiguous land packages within Esquega Township. The land package includes a patented lease block and covers an area approximately 4 by 6 kilometres. The highway and logging roads provide easy access to the known mineralized zones.

Occurring within the property is the Sunrise Lake ultramafic intrusion, measuring over 2 kilometres in length and 600 metres in width. This intrusion hosts a broad zone of magmatic copper-nickel mineralization along its southern margin. Between 1942 and 1957, drilling of 146 holes totalling 23,000 metres defined the open-ended Lakemount Zone along a length of approximately 800 metres and depth to 243 metres.

Details of the Western PTM agreement are outlined in the Press Release of November 6, 2003. The TSX Venture Exchange has accepted the transaction. There are no fees or commissions on the transactions and no securities are issued in the transaction at this time. Securities that may be issued by

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

PTM as outlined in the November 6, press Release, in order to complete PTM’s purchase will have hold periods in keeping with securities regulations at that time.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on platinum and palladium. The Company sees both platinum and palladium as important in its vision and mission.

PTM holds significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex.  PTM has recently started drilling on the Northern Limb of the Bushveld Complex on its Tweespalk Platinum Project.  In addition, PTM is the largest mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.  Assays are pending from drilling at Thunder Bay.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 Email: info@platinumgroupmetals.net	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.          REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:   (604) 899-5450     Facsimile:   (604) 484-4710

ITEM 2.             DATE OF MATERIAL CHANGE      December 15, 2003

ITEM 3.         PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated December 15, 2003 to the TSX-VE

ITEM 4.             SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (“PTM”) announces that the Agnew Lake Joint Venture Management Committee has approved a Fall/Winter 2003 exploration program for PTM Agnew Lake Pt-Pd Property to be funded by partner Anglo American Platinum Corporation Limited.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated December 15, 2003.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)        N/A

ITEM 7.            OMITTED INFORMATION            N/A

ITEM 8.             SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO: (604) 899-5450

ITEM 9.             STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 16th day of December 2003.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

AGNEW LAKE JOINT VENTURE UPDATE

Platinum Group Metals Ltd. (TSX: PTM) announces that the Agnew Lake Joint Venture Management Committee has approved a Fall\Winter 2003 exploration program for Platinum Group Metals Ltd.’s (“PTM”) Agnew Lake Pt-Pd Property to be funded by partner Anglo American Platinum Corporation Limited. The approved program will include surface mapping and geophysical surveys designed to investigate two strong electromagnetic conductors detected by a recent SPECTREM airborne geophysical survey of the Agnew Lake Property. SPECTREM is a proprietary high-resolution airborne geophysical system developed by the Anglo American group of companies. The Agnew Lake Property hosts the Agnew (Shakespeare-Dunlop) Intrusion and is located 70 kilometers west of Sudbury, Ontario. The Agnew Intrusion is part of an Archean mafic intrusive suite, which includes the River Valley Intrusion located 60 kilometers east of Sudbury. Anglo Platinum is also exploring the River Valley Intrusion in a separate joint venture with Pacific North West Capital Corp. (TSX: PFN).

Available geological mapping in the vicinity of the recently identified conductors indicate they are located at or near the contact of the Agnew Intrusion, in an area not previously explored by the joint venture.  A number of younger mafic dykes are also present in close proximity to the two conductors, which are both overburden covered.  The stronger of the two conductors is located 400 metres northwest of a known Pt-Pd showing which has returned grades of up to 15.6 g/T Pt+Pd hosted within one of the younger (Nipissing) dykes.  This showing has never been drill tested.  The Nipissing intrusive suite is known to host significant Ni-Cu-PGE mineralization and is the target of several exploration programs in the Agnew Lake area.

The mapping and ground geophysical program, which is currently underway, will provide the necessary information to prepare the two targets for drilling testing.  A drilling budget to test the two features will be prepared and presented to the Joint Venture Management Committee once the results of the current program have been received and interpreted with a goal of drill testing the two conductors in early 2004. Initial follow-up prospecting by PTM has resulted in the discovery of a narrow high-grade zone of Au-Ag mineralization located in close proximity to a one of the two EM conductors.  Grab samples from the discovery showing of the new "V" zone returned Gold values ranging from 156 parts per billion (ppb) to 76.2 grams per tonne (2.45 ounces Au per tonne) and 0.7 to 206 grams per tonne Silver (6.62 ounces Ag per tonne). The precious metal mineralization is associated with a sulphide-bearing quartz vein system located along the contact between a gabbro dyke and argillaceous sediments 140 metres from the interpreted center of the Spectrum Airborne EM anomaly.

Anglo Platinum can earn a 50% interest in the Agnew Lake Property by funding $ 6,000,000 in exploration and can increase their interest to 60% by completing a feasibility study and providing production financing.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

PFN is the operator of the Agnew Joint Venture. PTM and PFN will each retain a 19.5% interest in the project should Anglo Platinum complete it’s earn-in obligations.

To date Anglo Platinum has funded approximately C $2,500,000 in exploration on the Agnew Lake Property.  PTM and PFN have agreed to extend Anglo Platinum’s requirement to fund a cumulative total of C $4,000,000 in exploration on the project until December 2004. Exploration activities at Agnew Lake in 2003 included drilling, mapping, prospecting, and airborne geophysics.

Qualified Person and Quality Control and Assurance

PTM Exploration Manager, Mr. Darin Wagner, M.Sc., P.Geo, has acted as the qualified person for this release. The sample results from the V Zone were obtained from samples collected and transported by Mr. Wagner to ALS-Chemex’s preparation facilities in Thunder Bay, Ontario. Initial results from the V Zone discovery were obtained by fire assay with an ICP-MS finish for Au and by ICP-MS for Ag. Repeat analysis by fire assay with a gravimetric finish for Au and by standard aqua regia digestion and atomic absorption analysis for Ag confirmed the high-grade nature of the mineralization. The reported Pt-Pd results were assayed by standard fire assay by XRAL labs of Don Mills, Ontario. These samples were collected by BP Canada and relied on the lab’s standard quality control procedures. The results were found to be repeatable in duplicate sampling by a third party and are believed to be reliable.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on platinum, palladium, and other platinum group elements. The Company sees both platinum and palladium as important in its vision and mission. The Company’s large portfolio of PGE projects across Canada and in South Africa distinguishes the Company from its competitors.

PTM holds significant mineral rights in the northern and western Bushveld Complex of South Africa and is continuing to acquire additional mineral rights in this district.  PTM has recently started drilling on the Northern Limb of the Bushveld Complex on its Tweespalk Platinum Project.  Surface results are being compiled on the War Springs Platinum Project, also in the Northern Limb.

PTM is also the largest mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario. In this area the Company has recently completed a 3,000 metre diamond drill program on its Lac des Iles Project and results are pending.  Diamond drilling is also now underway on PTM’s newly acquired Lakemount Ni-Cu-PGE Property near Wawa, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President, Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 Email: info@platinumgroupmetals.net	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2